Exhibit 1

AGNICO-EAGLE MINES LIMITED
News Release

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS Q1 2009 RESULTS;
RECORD QUARTERLY GOLD PRODUCTION;

LAPA MINE PRODUCES FIRST GOLD;

KITTILA MILL COMMISSIONING ONGOING

Toronto (April 29, 2009) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $54.3 million, or $0.35 per share for the first quarter of 2009.

This result includes a tax recovery of $38.6 million, or $0.25 per share, a non-cash foreign currency translation gain of $7.5 million, or $0.05 per share, offset partly by stock option expense of $12.0 million, or $0.08 per share.  In the first quarter of 2008, the Company reported net income of $28.9 million, or $0.20 per share.

First quarter 2009 cash provided by operating activities was $48.8 million, down from cash provided by operating activities of $54.6 million in the first quarter of 2008, primarily due to lower metal prices for gold, zinc, silver and copper, offset partly by higher gold production.

“Gold production in the first quarter achieved targets and rose 80% over the first quarter of 2008.  While we remain on schedule to open up three new mines over the next few quarters, the production ramp up at our Kittila mine in Finland will be slower than expected”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “Gold output in 2009 is anticipated to be 550,000 ounces to 575,000 ounces, rising to approximately 1.2 million ounces in 2010”, added Mr. Boyd.

First quarter 2009 highlights include:

•                  Record Production — record gold production of 91,812 ounces

•                  Good Cost Control — per tonne targets achieved at both LaRonde and Goldex

•                  Next Three New Gold Mines On Schedule —Lapa and Pinos Altos on schedule for initial production in 2009.  Meadowbank set to open in first quarter of 2010

Payable gold production(1) in the first quarter of 2009 was a record 91,812 ounces at total cash costs per ounce(2) of $312.  This compares with payable gold production of 50,892 ounces, at total cash costs per ounce of minus $399 in the first quarter of 2008.

(1) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 2 to the financial statements at the end of this press release.

The increase in production and total cash costs per ounce in the first quarter of 2009 is mainly due to the commencement of production at the new Goldex mine, where there are no byproducts produced from the orebody, and also due to lower realized prices for byproducts from the LaRonde mine.

Due to the slower than expected ramp up at the Kittila mine in the second quarter, the Company’s gold production in 2009 is now expected to be between 550,000 ounces and 575,000 ounces at total cash costs per ounce of approximately $340.  Prior guidance was 590,000 ounces of gold in 2009 at total cash costs per ounce of $325.

Annual General Meeting Tomorrow

The Annual General Meeting will begin on Thursday, April 30, 2009 at 11:00am (E.D.T.).  The meeting will be held at Le Meridien King Edward Hotel, Vanity Ballroom located at 37 King Street East, Toronto, Canada.  During the meeting we will provide an overview of our first quarter operating and financial results along with an update on our growth projects.  For those unable to attend in person, there are several alternatives listed below.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3418 or Toll-free 800-731-6941.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or toll-free 877-289-8525, passcode 21294136#.

The audio will be replayed from Thursday, April 30, 2009 at 1:00 PM (E.D.T.) to Thursday, May 7, 2009 11:59 PM (E.D.T.).  The webcast along with presentation slides will be archived for 180 days on the website.

Growth Fully Funded - Cash Position Remains Strong

Cash and cash equivalents increased to $208.4 million at March 31, 2009 from the December 31, 2008 balance of $99.4 million.  Long term debt is $415 million at March 31, 2009 from the December 31, 2008 amount of $200 million.

Capital expenditures in the quarter were $155 million, including $46 million at Pinos Altos, $44 million at Meadowbank, $28 million at Kittila, $20 million at Lapa and $15 million at LaRonde.

In 2009, full year capital expenditures are now expected to total approximately $540 million, up from the previous estimate of $450 million.  The change is largely due to increased spending on freight, air transport, engineering and labour at the Meadowbank project in the Canadian Arctic ($60 million).  Additionally, delays at Kittila have resulted in the further capitalization of pre-commercial production costs ($30 million).

However, with its cash balance of $208 million, $130 million of available bank lines, and strong operating cash flows, Agnico-Eagle is fully funded for the development and exploration of its pipeline of gold projects in Canada, Finland and Mexico.

LaRonde Mine - Strong Production and Cost Control Performance Continues

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Overall, proven and probable gold reserves at LaRonde total approximately 5.0 million ounces from 35.8 million tonnes grading 4.3 grams per tonne (“g/t”).  Life of mine average annual gold production is expected to be approximately 320,000 ounces per year through 2022.  First production is expected from the new internal shaft of the LaRonde Extension in 2011.

The LaRonde mill processed an average of 7,203 tonnes of ore per day in the first quarter of 2009, compared with an average of 7,431 tonnes per day in the corresponding period of 2008.  LaRonde has now been operating at a steady state of approximately 7,200 tonnes per day for almost six years, continuing to demonstrate the reliability of this world class mine.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $294 in the first quarter on production of 51,339 ounces of gold.  This compares with the results of the first quarter of 2008 when total cash costs per ounce were minus $399 on production of 50,892 ounces of gold.  The increase in total cash costs is largely due to significantly lower byproduct metal prices.

Minesite costs per tonne(3) were approximately C$72 in the first quarter.  These costs are on budget but higher than the C$65 per tonne experienced in the first quarter of 2008.  The increase is largely due to the sharp increase in the cost of consumables which began to occur mid-2008.

LaRonde Extension — Shaft Sinking Well Advanced

During the first quarter of 2009, approximately 120 metres of shaft sinking was completed on the new internal shaft.  Shaft sinking performance has been good with the shaft down to a depth of approximately 2,680 metres out of a total planned depth of 2,880 metres.  Shaft sinking is expected to be completed during the fourth quarter of 2009 with preproduction development starting thereafter.  The project is on schedule to start production in 2011.

Goldex Mine — Achieving Targets

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 23.8 million tonnes grading 2.1 g/t.  Life of mine average annual gold production is expected to be approximately 160,000 ounces per year through 2017.  However, it is expected that the mine life may be extended as the reserves mined in 2008 were fully replaced by exploration drilling.  Also, several nearby satellite zones of mineralization are being considered for mining, which could further extend the mine life.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

The Goldex mine continues to steadily ramp up production.  The mill processed an average of 6,770 tonnes per day in the first quarter of 2009, compared with 6,141 tonnes per day in the fourth quarter of 2008.  The design capacity for the plant is approximately 6,900 tonnes per day.  This rate has periodically been exceeded in 2009.

First quarter 2009 gold production was 35,959 ounces at total cash costs per ounce of $338.  This compares with the fourth quarter of 2008 when gold production was 31,972 ounces at total cash costs per ounce of $323.  The mine achieved commercial production in August 2008.

During the first quarter of 2009, approximately 950,000 tonnes of ore were blasted at Goldex compared with approximately 650,000 tonnes hoisted.  This difference is necessary as the mining method used at Goldex requires some of the broken ore to be temporarily left within the mining block as ground support.  As a result of this method, production blasting is expected to be completed in 2012, while the anticipated mine life extends through 2017.

Minesite costs per tonne at Goldex were approximately C$25 in the first quarter, up slightly from C$24 in the fourth quarter of 2008.

A scoping study is underway to examine the possibility of increasing the capacity of the mine from 6,900 tonnes per day to at least 8,000 tonnes per day.  This may require additions to the crushing and grinding circuit and additions to the mining fleet.  Results of the study are expected to be released this quarter.

Kittila Mine — Commercial Production Now Expected in the Third Quarter of 2009

The 100% owned Kittila mine in northern Finland poured its first gold in January 2009.  Proven and probable gold reserves total 3.2 million ounces from 21.4 million tonnes grading 4.7 g/t.  Life of mine average annual gold production is expected to be approximately 150,000 ounces per year through 2023.

Mechanically, the mill at Kittila is complete and operating with mill availability exceeding 90%, in line with its design parameters.  However, gold recovery optimization is taking longer than originally anticipated.

Two metallurgical issues have recently been identified which are reducing mill recoveries.  Indications are that a gold chloride compound is being formed in the autoclave, along with the activation of organic carbon.  These are not uncommon issues with this type of circuit.  As a result, the plant commissioning phase has been extended to vary the process conditions in the pressure oxidation circuit.  The Company still expects this metallurgical remediation process will allow Kittila to achieve its design gold recoveries of more than 83% in the mill over the life of the mine.

Underground mine development continues according to plan.  The surface ore stockpiles now total approximately 213,000 tonnes grading 5.3 g/t.

A scoping study is underway examining the possibility of significantly increasing the designed production rate at Kittila.  This plan involves sinking a shaft on the property.  Results of the study are expected to be released in the fourth quarter of 2009 and will incorporate the most recent exploration drilling.  Nine drills are currently working on resource conversion and other exploration around the current reserves.

Agnico-Eagle is hosting the Grand Opening at the Kittila mine on June 4, 2009.  Investors, analysts, employees, government officials and media are expected to attend the celebration for the Company’s first international gold mine.

Lapa — Produces First Gold

The 100% owned Lapa mine in northwestern Quebec began production in April 2009.  Proven and probable gold reserves total 1.1 million ounces from 3.8 million tonnes grading 8.8 g/t.  Life of mine average annual gold production is expected to be approximately 115,000 ounces per year through 2015.

The first ore was fed into the Lapa circuit at the LaRonde mill in April 2009.  Coarse gold has been extracted from the gravity circuit and the first gold pour is expected this week.  This ore was sourced from the low grade ore stockpile as is normal in the mill commissioning phase.

However, production mining has now commenced.  To date, three mining blocks, or stopes, have been extracted.  The overall average mucked grade of these three stopes was 12.2 grams per tonne compared with their expected reserve grade of 8.7 grams per tonne.   The higher grade needs to be confirmed when this ore is processed in the mill in the next several weeks.

Pinos Altos Construction Progressing as Expected

The 100% owned Pinos Altos mine project in northern Mexico is expected to begin production in the third quarter of 2009.  Proven and probable gold reserves total 3.6 million ounces and 100 million ounces of silver from 41.8 million tonnes grading 2.7 g/t of gold and 74.6 g/t silver.  Life of mine average annual gold production is expected to be approximately 175,000 ounces per year through 2022.  Over this period, annual silver production is expected to average 2.6 million ounces.

Construction of the new Pinos Altos mine project is well advanced.  All of the critical components have been delivered to the mine site and mechanical and electrical installations are proceeding according to plan.  The first ore will be placed on the leach pads during the second quarter of 2009.   Commissioning of the milling circuit and first gold production are expected before the end of the third quarter of 2009.

Open pit stripping continued at better than planned rate with 4.2 million tonnes mined, including initial stripping at the Oberon de Weber pit.

Underground development productivity improved by approximately 19% over the previous quarter.  Performance is expected to continue to improve with the new mining equipment that was delivered to the site at the beginning of 2009.

Meadowbank Project Remains on Schedule for Q1 2010 Start Up

The 100% owned Meadowbank mine project in Nunavut, northern Canada, is expected to begin production in the first quarter of 2010.  Proven and probable gold reserves total 3.6 million ounces from 32.8 million tonnes grading 3.5 g/t.  Life of mine average annual gold production is expected to be approximately 350,000 ounces through 2019.

Construction of the new Meadowbank mine project is well advanced.  Completion of the mill, power plant and service buildings late last year has permitted construction to proceed as planned over the winter.  Highlights include the completion of the SAG mill foundations and the initiation of dewatering of Second Portage Lake.  Commissioning of the mill and first gold production are expected before the end of the first quarter of 2010.

However, the project continues to be affected by cost pressure for freight, air transport, engineering and labour.  In spite of this cost pressure, the project returns are still expected to be robust.

Pre-stripping in the Portage pit is underway with approximately 530,000 tonnes of waste rock hauled during the first quarter of 2009.  Approximately 15,500 metres of drilling in waste was completed in the Portage pit area.  Additionally, the permanent 1,500 metre long airstrip at the minesite was completed and commissioned.

In the first quarter of 2009, approximately 11,500 metres of exploration drilling was completed.  Four drills are dedicated to the mining area and three drills are working on exploration targets.  Results will be presented in an upcoming exploration update.

A scoping study is underway which is considering an increase in the average daily production rate from 8,500 tonnes per day to 10,000 tonnes per day.  This would increase the average annual gold production to more than 400,000 ounces.  Results of the study are expected in the third quarter of 2009.

Analyst Presentation

Agnico-Eagle will be hosting a project update for Equity Analysts on May 29 at the corporate head office in Toronto.  The update will comprise presentations on each of the Company’s six mines as well as the exploration focus in 2009.  Interested parties should contact Hazel Winchester at hwinchester@agnico-eagle.com, or 416 847 3717.   All presentation materials will also be posted on the Company’s website.

AEM Warrants Listed

As of April 30, 2009, a total of 8.6 million Agnico-Eagle common share purchase warrants will be listed and posted for trading on the Toronto Stock Exchange.  The trading symbol will be AEM.WT.U with the CUSIP number 008474 14 0.  The trading currency is US dollars.

These warrants were issued as part of the $290 million private placement which closed on December 3, 2008.

Each warrant entitles the holder thereof to purchase one common share at an exercise price of US$47.25 per share at any time prior to 4:30 p.m. (Toronto time) until December 2, 2013.

Registration of interests in and transfers of Warrants shall be made through the book-based system operated by CDS Clearing and Depository Services Inc. The Warrants will be evidenced by one or more Warrants certificate(s) for an amount representing the aggregate number of such Warrants outstanding from time to time.

The Warrants will be governed by the terms of a warrant indenture dated April 4, 2009 between the Company and Computershare Trust Company of Canada, as warrant agent.  The warrant indenture will provide for appropriate adjustments to the Warrants in the event of stock dividends, subdivisions, consolidations and other forms of capital reorganization.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Quebec and Finland, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 27 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2009	2008
Gross profit (exclusive of amortization shown below)
LaRonde	$37,647	$75,483
Goldex	18,466	—
Operating margin	56,113	75,483
Amortization	12,130	7,030
Corporate	14,647	17,279
Income before tax	29,336	51,174
Tax provision	(25,005)	22,266
Net earnings	$54,341	$28,908
Net earning per share	$0.35	$0.20
Operating cash flow	$48,823	$54,587
Realized price per sales volume (US$):
Gold (per ounce)	$969	$1,089
Silver (per ounce)	$13.53	$19.91
Zinc (per tonne)	$1,213	$2,530
Copper (per tonne)	$4,110	$10,559
Payable production:
Gold (ounces)
LaRonde	51,339	50,892
Goldex	35,959	—
Kittila	4,514	—
Total gold (ounces)	91,812	50,892
Silver (000’s ounces)	1,029	1,026
Zinc (tonnes)	13,291	19,467
Copper (tonnes)	1,682	1,453
Payable metal sold:
Gold (ounces — LaRonde)	53,516	51,596
Gold (ounces — Goldex)	30,901	—
Gold (ounces — Kittila)	—	—
Silver (000’s ounces)	1,012	1,018
Zinc (tonnes)	17,057	18,710
Copper (tonnes)	1,686	1,421
Total cash costs per ounce (Note 1):
Gold
LaRonde	$294	$(399)
Goldex	338	—
Weighted average total cash costs per ounce	$312	$(399)

Note 1

Total cash costs per ounce, net of copper, zinc and other byproduct credits. Total is weighted average based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to the financial statements, see Note 2 to the financial statements.  See also “Note Regarding Certain Measures of Performance”

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at March 31, 2009	As at December 31, 2008
ASSETS
Current
Cash and cash equivalents	$208,375	$99,381
Trade receivables	60,837	45,640
Inventories:
Ore stockpiles	27,084	24,869
Concentrates	4,823	5,013
Supplies	36,161	40,014
Other current assets	113,990	136,377
Total current assets	451,270	351,294

Other assets	6,734	8,383
Future income and mining tax assets	21,778	21,647
Property, plant and mine development	3,150,222	2,997,500
	$3,630,004	$3,378,824

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$112,882	$139,795
Dividends payable	277	28,304
Interest payable	548	146
Income taxes payable	4,221	4,814

Total current liabilities	117,928	173,059

Bank debt	415,000	200,000

Fair value of derivative financial instruments	13,056	12,823

Reclamation provision and other liabilities	70,218	71,770

Future income and mining tax liabilities	395,043	403,416

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 155,656,432 (December 31, 2008 — 154,808,918)	2,329,090	2,299,747
Stock options	53,375	41,052
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	211,882	157,541
Accumulated other comprehensive loss	(15,612)	(20,608)

Total shareholders’ equity	2,618,759	2,517,756
	$3,630,004	$3,378,824

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2009	2008

REVENUES
Revenues from mining operations	$105,831	$119,134
Interest and sundry income	4,693	4,115
Gain on sale of available-for-sale securities	194	406
	110,718	123,655
COSTS AND EXPENSES
Production	49,718	43,651
Exploration and corporate development	6,249	8,898
Amortization	12,130	7,030
General and administrative	18,800	19,868
Provincial capital tax	1,109	869
Interest	869	1,054
Foreign currency gain	(7,493)	(8,889)
Income before income, mining and federal capital taxes	29,336	51,174
Income and mining tax expense	(25,005)	22,266

Net income for the period	$54,341	$28,908

Net income per share — basic	$0.35	$0.20
Net income per share — diluted	$0.35	$0.20

Weighted average number of shares outstanding (in thousands)
Basic	155,184	143,372
Diluted	157,196	144,375

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2009	2008
Operating activities
Net income for the period	$54,341	$28,908
Add (deduct) items not affecting cash:
Amortization	12,130	7,030
Future income and mining taxes	(25,138)	15,699
Gain on sale of available-for-sale securities	(194)	(406)
Amortization of deferred costs and other	36	4,372
Changes in non-cash working capital balances
Trade receivables	(15,197)	(14,106)
Income taxes payable	(593)	4,648
Inventories	1,923	147
Other current assets	29,920	(8,994)
Interest payable	402	—
Accounts payable and accrued liabilities	(8,807)	17,289

Cash provided by operating activities	48,823	54,587

Investing activities
Additions to property, plant and mine development	(155,347)	(158,030)
Acquisition, investments and other	490	(2,741)

Cash used in investing activities	(154,857)	(160,771)

Financing activities
Dividends paid	(27,132)	(23,779)
Repayment of capital lease and other	(362)	(763)
Bank debt	215,000	—
Proceeds from common shares issued	28,941	30,263

Cash provided by financing activities	216,447	5,721

Effect of exchange rate changes on cash and cash equivalents	(1,419)	(1,137)

Net increase (decrease) in cash and cash equivalents during the period	108,994	(101,600)
Cash and cash equivalents, beginning of period	99,381	396,019

Cash and cash equivalents, end of period	$208,375	$294,419

Other operating cash flow information:
Interest paid during the period	$1,522	$683
Income, mining and capital taxes paid during the period	$1,747	$—

Note 2  The following tables provide a reconciliation of the mine site cash costs per ounce of gold produced and mine site costs per tonne to production costs as set out the interim consolidated financial statements:

Mine Site Cash Costs per Ounce of Gold

(thousands of dollars, except where noted)	Three months ended March 31, 2009	Three months ended March 31, 2008
Total Production costs per Consolidated Statements of Income	$49,718	$43,651

Attributable to LaRonde	38,247	43,651
Attributable to Goldex	11,471	—
Total	$49,718	$43,651

LaRonde Cash Costs per Ounce
Production costs	$38,247	$43,651
Adjustments:
Byproduct revenues	(24,046)	(62,943)
Inventory adjustment(i)	1,192	(730)
Non-cash reclamation provision	(274)	(306)
Cash operating costs	$15,119	$(20,328)
Gold production (ounces)	51,339	50,892
Total cash costs (per ounce)(ii)	$294	$(399)

Goldex Cash Costs per Ounce
Production costs	$11,471	$—
Adjustments:
Inventory adjustment(i)	743	—
Non-cash reclamation provision	(47)	—
Cash operating costs	$12,167	$—
Gold production (ounces)	35,959	—
Total cash costs (per ounce)(ii)	$338	$—

Mine Site Cost per Tonne

(thousands of dollars, except where noted)	Three months ended March 31, 2009	Three months ended March 31, 2008

LaRonde Cost per Tonne
Production costs	$38,247	$43,651
Adjustments:
Inventory adjustments (iii)	(1,028)	999
Non-cash reclamation provision	(274)	(306)
Minesite operating costs (US$)	$36,945	$44,344
Minesite operating costs (C$)	$46,495	$43,995
Tonnes of ore milled (000’s tonnes)	648	676
Minesite costs per tonne (C$) (iv)	$72	$65

Goldex Cost per Tonne
Production costs	$11,471	$—
Adjustments:
Inventory adjustments (iii)	743	—
Non-cash reclamation provision	(47)	—
Minesite operating costs (US$)	$12,167	$—
Minesite operating costs (C$)	$15,193	$—
Tonnes of ore milled (000’s tonnes)	609	—
Minesite costs per tonne (C$) (iv)	$25	$—

(i)            Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)           Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)          This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)          Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data (as at December 31, 2008)

Category and Zone	Au	Ag	Cu	Zn	Pb	Au	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex	1.95					27	434
Kittila	4.84					31	199
Lapa	7.53					6	23
LaRonde	2.76	67.87	0.33	3.27	0.37	362	4,075
Pinos Altos	1.35	19.08				4	97
Subtotal Proven Mineral Reserve	2.77					430	4,828

Probable Mineral Reserve
Goldex	2.05					1,544	23,391
Kittila	4.69					3,193	21,171
Lapa	8.80					1,055	3,730
LaRonde	4.52	31.18	0.28	1.42	0.12	4,612	31,735
Meadowbank	3.45					3,638	32,773
Pinos Altos	2.68	74.61				3,589	41,669
Subtotal Probable Mineral Reserve	3.55					17,631	154,469
Total Proven and Probable Mineral Reserves	3.53					18,061	159,297

Category and Zone	Au	Ag	Cu	Zn	Pb	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet	5.63					1,704
Ellison	5.68					415
Goldex	1.79					220
Kittila	2.99					3,471
Lapa	4.36					987
LaRonde	1.83	26.77	0.15	1.55	0.16	6,349
Meadowbank	2.17					21,956
Pinos Altos	1.00	26.08				12,468
Total Indicated Resource	2.07					47,569

Category and Zone	Au	Ag	Cu	Zn	Pb	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet	7.45					1,667
Ellison	5.81					786
Goldex	2.42					11,949
Kittila	4.42					17,550
Lapa	7.97					761
LaRonde	5.91	18.91	0.44	0.77	0.08	4,937
Meadowbank	2.78					4,953
Pinos Altos	1.65	39.95				4,000
Total Inferred Resource	3.84					46,603

Forward-Looking Statements

The information in this press release has been prepared as at April 29, 2009. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements and are referred to herein as “forward-looking statements”.

Such statements include without limitation: the Company’s forward looking production guidance, including estimated ore grades, metal production, life of mine horizons, the estimated timing of scoping studies, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 18th, 2009 were based on three year  average prices for the period ending December 31, 2008  of $725 per ounce  gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.37 and 11.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are exclusive of mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico- Eagle	Date of most recent SEDAR Technical Report (NI 43- 101) disclosure
LaRonde, Bousquet & Ellison, Quebec ,Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 24, 2005
Kittila, Finland	Marc Legault P.Eng., VP Project Development	December 11, 2008
Pinos Altos, Chihuhua, Mexico	Dyane Duquette, P.Geo., senior geologist, Abitibi Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Dyane Duquette, P.Geo., senior geologist, Abitibi Technical Services Group	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendant of geology	June 8, 2006.

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31st, 2008. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 3rd, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-president Project Development and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements included herein.